December 4, 2025

John Dolan
Chief Financial Officer
eHealth, Inc.
13620 Ranch Road 620 N, Suite A250
Austin, TX 78717

       Re: eHealth, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-33071
Dear John Dolan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance